October 5, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler Ms. Rose Zukin

Re:	Omeros Corporation (the “Company”) Registration Statement on Form S-1, as amended (File No. 333-148572) (the “Registration Statement”)

ACCELERATION REQUEST
REQUESTED DATE:	OCTOBER 7, 2009
REQUESTED TIME:	4:00 PM EASTERN TIME
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes both Craig E. Sherman and Mark J. Handfelt of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.
In connection with the acceleration request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, OMEROS CORPORATION
By:	/s/ Gregory A. Demopulos, M.D.
Gregory A. Demopulos, M.D.
President, Chief Executive Officer, Chief Medical Officer and Chairman of the Board of Directors

cc:
Craig E. Sherman
Mark J. Handfelt
WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION
James R. Tanenbaum
MORRISON & FOERSTER LLP